Mail Stop 6010

August 3, 2006

Mr. David Kirwan
Chief Financial Officer
Fischer Imaging Corporation
12300 North Grant Street
Denver, Colorado 80241

        RE: **Fischer Imaging Corporation**
                   Form 10-K for the year ended December 31, 2005
                   Form 10-Q for the quarter ended March 31, 2006
                   File No. 0-19386

Dear Mr. Kirwan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Operations, page F-15

1.   Please tell us why you classified the gain on sale of mammography assets within
        non-operating income and expenses and not within your loss from operations.
        Note that the guidance at paragraph 45 of SFAS 144 indicates the amount should
        be presented as a component of operating income. Revise future filings to present
        the item with operating income/loss or tell us why no changes to your
        presentation of the item is required.

2.   Additionally please tell us why your patent settlement income recognized in 2004
        and 2003 is properly classified as non-operating income. Revise future filings to
        present the item within operating income/loss or tell us why no changes to your
        presentation of the item is required.

Form 10-Q for the quarter ended March 31, 2006

Note 1 – General, page 7

3.   We see that you are auctioning off your RE&S business, subject to shareholder
        approval. Please tell us whether you plan to file a proxy that includes pro forma
        financial information and historical financial statements related to the RE&S
        business. If not, tell us why you do not believe you are required to do so. We
        may have further comments after reviewing your response.

Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended
March 31, 2006

Item 9A. Controls and Procedures, page 39

4.   We note your disclosure that management has concluded that your disclosure
        controls and procedures are effective "in all material respects…." The language
        that is currently included after the word "effective" in your disclosure appears to
        be superfluous, since the meaning of "disclosure controls and procedures" is
        established by Rule 13a-15(e) of the Exchange Act. Please revise future filings so
        that the language that appears after the word "effective" is substantially similar in
        all material respects to the language that appears in the entire two-sentence

        definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) or eliminate this language.

5.   We also note your disclosure that " In designing and evaluating the disclosure controls and procedures, management recognized that even the most well designed and operated control systems are subject to inherent limitations and assumptions about the likelihood of future events and can provide only reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant